UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-07283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
REGAL POWER TRANSMISSION SOLUTIONS 401(k) PLAN
200 State Street
Beloit, Wisconsin 53511

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
REGAL BELOIT CORPORATION
200 State Street
Beloit, Wisconsin 53511

REGAL POWER TRANSMISSION SOLUTIONS
401(k) PLAN

Financial Statements as of and for the Years
Ended December 31, 2016 and 2015,
Supplemental Schedule as of December 31, 2016
and Report of Independent Registered Public Accounting Firm

REGAL POWER TRANSMISSION SOLUTIONS
401(k) PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits - December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2016	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016	9

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Trustees
Regal Power Transmission Solutions 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Regal Power Transmission Solutions 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Regal Power Transmission Solutions 401(k) Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Regal Power Transmission Solutions 401(k) Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
Chicago, Illinois
June 23, 2017

REGAL POWER TRANSMISSION SOLUTIONS
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS:
Investments at fair value	$47,476,023	$39,181,309
Receivables:
Employer contributions	12,744	—
Participant contributions	94,859	—
Participant notes	1,287,648	1,356,089
Pending trades	—	934
Accrued interest and dividends	557	349
Total receivables	1,395,808	1,357,372

NET ASSETS AVAILABLE FOR BENEFITS	$48,871,831	$40,538,681

See notes to financial statements

REGAL POWER TRANSMISSION SOLUTIONS
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2016

2016
CONTRIBUTIONS:
Employer contributions	$558,762
Participant contributions	4,157,838
Participant rollovers	6,111,357
Total contributions	10,827,957

INVESTMENT INCOME:
Net appreciation in fair value of investments	3,309,462
Interest and dividend income	917,440
Total investment income	4,226,902

DEDUCTIONS:
Benefits paid to participants	6,629,752
Administrative fees	91,957
Total deductions	6,721,709

NET INCREASE	8,333,150

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	40,538,681
End of period	$48,871,831

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF PLAN

The following description of the Regal Power Transmission Solutions 401(k) Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General - The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan was created on February 1, 2015 and covers substantially all US based employees of the Power Transmission Solutions Business ("PTS") acquired by Regal Beloit Corporation (the “Company”) on January 30, 2015 from Emerson Electric Company. Plan participants were allowed to roll over their balances from a previous plan and this activity has been recorded as participant rollovers in the Statement of Changes in Net Assets Available for Benefits. Additional information on eligibility can be found in the plan document.

Plan Administration -Wells Fargo Institutional Retirement and Trust (the “Trustee”) is the trustee, custodian, and recordkeeper for the Plan. Overall responsibility for administering the Plan rests with the Retirement Plan Committee.

Contributions - Eligible employees can contribute an amount of up to 100% of eligible compensation as defined by the Plan subject to certain limitations under the IRC on a pre-tax and/or after-tax Roth basis. Union employees may be subject to limitations under their collective bargaining agreements. The Plan also allows “catch-up” contributions for those participants age 50 or over, in addition to the actual deferral amount.

Participating employees of the Company that are not represented by the Valparaiso Union IAM Local 1227 receive an employer match contribution equal to 25% of the first 5% of the employee's deferral.

The Plan has implemented the Automatic Enrollment feature as allowed pursuant to the Pension Protection Act of 2006. This auto enrollment is applicable to all employees newly eligible to participate in the Plan who are not subject to a separate union agreement. These participants are auto enrolled for a 3% payroll deferral. These contributions are defaulted in the Vanguard Lifestyle fund based on the employee's age absent an investment fund election.

Vesting - Participants at all times have a fully vested interest in individual contribution accounts. Company matching contributions are subject to a five year graded vesting schedule. PTS employees' years of service under Emerson Electric Company contribute to their vesting status under the Plan. All participant accounts become fully vested at the time of death or disability.

Forfeited Accounts - At December 31, 2016 and 2015 forfeited nonvested accounts totaled $3,918 and $5,842, respectively. In the event of a forfeited account, the forfeitures are used to reduce employer contributions in the Plan up to one year following the Plan year in which the forfeitures occur. Forfeitures used during 2016 were $22,307. There were no forfeitures used in 2015.

Benefit Payments - Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions. Participant's vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $1,000. If the vested balance exceeds $1,000, but it is less than $5,000, the Plan must transfer to an Individual Retirement Account unless the participant elects to receive a distribution. If the vested balance exceeds $5,000, distribution will be made only if the participant consents.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, any Company matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - All investments are participant-directed and participants are able to change their investment options in 1% increments. A complete listing of investment options is available in the attached supplemental schedule: Schedule of Assets (Held at End of Year).

Participant Notes - The Plan permits a participant to borrow from his or her individual account an amount limited to 50% of the vested account balance, up to $50,000. The minimum loan amount is $1,000. Interest at prevailing market rates (ranging from 4.25% to 7.34% as of December 31, 2016 and 2015) is charged on the loan. Only one loan is allowed at any time, and the maximum term is five years, unless the loan is used for the acquisition of the participant's primary residence, for which the term of the loan may be extended beyond the five year period. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.

2.    SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.

Risks and Uncertainties - The Plan invests in various investment instruments, including mutual funds, a collective trust and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The collective trust fund is stated at fair value as determined by the issuer of the collective trust fund based on the fair market value of the underlying investments.

The Wells Fargo Stable Return Fund is a stable value collective trust fund. The Wells Fargo Stable Return Fund is primarily invested in traditional and synthetic guaranteed investment contracts. Traditional contracts are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity. The issuer is contractually obligated to repay the principal and stated interest. The repayment of a traditional contract is the sole responsibility of the issuing entity. In the case of a synthetic guaranteed investment contract, the fund purchases high-quality debt obligations and enters into contractual arrangements with third parties to provide a guarantee of book (contract) value and specified interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefit Payments - Benefit payments to participants are recorded when paid. There were no amounts payable to participants who elected to withdraw from the Plan but had not been paid at December 31, 2016 or December 31, 2015.

Administrative Expenses - The Plan pays all administrative expenses, which are expensed as incurred.

Plan Termination - The Company may terminate the Plan at any time. Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee. Presently, the Company has no intention to terminate the Plan. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

Adoption of New Accounting Rules - In May 2015 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2015-07 which updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent). The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient. Historically, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. The Plan adopted this standard in 2016 and it did not have a material impact on the Plan’s financial statements, but it did impact the disclosures in Note 3 in Notes to Financial Statements.

Subsequent Events - The Company has evaluated subsequent events from December 31, 2016 through the date these financial statements were issued. The Company is not aware of any subsequent events that would require recognition or disclosure.

3.	FAIR VALUE MEASUREMENTS

In accordance with the Financial Accounting Standards Board's statement on Fair Value Measurements, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available, and Level 3, which refers to securities valued based on significant unobservable inputs. At December 31, 2016 and 2015, the Plan's portfolio investments were classified as follows based on fair values:

	Plan Assets
	Fair Value Measurement Reporting
	December 31, 2016
	Balance	Level 1	Level 2	Level 3
Mutual funds	$45,289,998	$45,289,998	$—	$—
Regal Beloit Corporation Common Stock	159,898	159,898	—	—
Money market funds	3,553	—	3,553	—
Total	$45,453,449	$45,449,896	$3,553	$—
Investments measured at net asset value	2,022,574
Total investments	$47,476,023

	Plan Assets
	Fair Value Measurement Reporting
	December 31, 2015
	Balance	Level 1	Level 2	Level 3
Mutual funds	$37,617,579	$37,617,579	$—	$—
Regal Beloit Corporation Common Stock	88,599	88,599	—	—
Money market funds	14,811	—	14,811	—
Total	$37,720,989	$37,706,178	$14,811	$—
Investments measured at net asset value	1,460,320
Total investments	$39,181,309

The following table summarizes the fair value measurements of investments held in the Plan that were calculated using a net asset value per share:

Fair Value Estimated Using Net Asset Value per Share
December 31, 2016
Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period
Collective trust fund	$2,022,574	$—	Immediate	None
	$2,022,574	$—

Fair Value Estimated Using Net Asset Value per Share
December 31, 2015
Redemption
		Unfunded	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Period
Collective trust fund	$1,460,320	$—	Immediate	None
	$1,460,320	$—

4.    PARTICIPANT ACCOUNTING

Participant recordkeeping is performed by Wells Fargo Institutional Retirement and Trust (“Wells Fargo”). For all investment programs other than the Regal Beloit Corporation Unitized Stock Fund (the “Fund”), Wells Fargo maintains participant balances on a share method. Participant investments in the Fund are accounted for on a unit value method. The unit value for the Fund is computed based on the share price, dividend information, and the value of the Fund's short term investments. At December 31, 2016 and 2015 the Plan held 15,966 units and 12,130 units, respectively of the Fund. The Fund invests in shares of Regal Beloit Corporation common stock and held 2,309 and 1,514 shares at December 31, 2016 and 2015, respectively. In addition to Regal Beloit Corporation common stock, the Fund also invests in the Wells Fargo Short Term Investment Fund. Dividend income recorded by the fund for the years ended December 31, 2016 and 2015 was $2,013 and $264, respectively.

5.	INCOME TAX STATUS

The Plan has applied for a determination letter from the IRS. The Company and Plan's management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the United States Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of a collective trust fund that are managed by Wells Fargo. Wells Fargo is the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management and recordkeeping service are included as a reduction of the return earned by each fund. In addition, the Plan invests in securities of the Company. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

SUPPLEMENTAL SCHEDULE
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR'S RULES AND REGULATIONS

REGAL POWER TRANSMISSION SOLUTIONS
401(k) PLAN
EIN 39-0875718, PLAN 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016
Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Fair Value**
Wells Fargo Short Term Investment Fund*	Money Market	$3,553
Wells Fargo Stable Return Fund*	Collective Trust Fund	2,022,574
Regal Beloit Corporation Common Stock*	Common Stock	159,898
Nuveen Dividend Value Fund	Mutual Fund	6,050,592
Vanguard Target Retirement 2020 Fund	Mutual Fund	6,369,751
Vanguard Institutional Index Fund	Mutual Fund	6,145,029
Vanguard Target Retirement 2025 Fund	Mutual Fund	5,480,916
Vanguard Target Retirement 2030 Fund	Mutual Fund	4,201,208
Prudential Jennison Mid-Cap Fund	Mutual Fund	1,746,540
Vanguard Target Retirement 2040 Fund	Mutual Fund	2,007,925
Pimco Total Return Fund #35	Mutual Fund	1,902,832
Fidelity Contrafund #22	Mutual Fund	1,456,525
Vanguard Target Retirement 2010 Fund	Mutual Fund	2,596,615
Vanguard Target Retirement 2035 Fund	Mutual Fund	1,355,681
MFS Mid Cap Value Fund	Mutual Fund	881,881
Vanguard Target Retirement 2050 Fund	Mutual Fund	829,685
American Funds Europac Growth Fund	Mutual Fund	704,454
Vanguard Target Retirement 2045 Fund	Mutual Fund	520,322
Vanguard Wellington Fund	Mutual Fund	548,183
Vanguard Target Retirement 2015 Fund	Mutual Fund	198,501
Vanguard Target Retirement Fund	Mutual Fund	256,372
Dodge and Cox International Stock Fund	Mutual Fund	305,308
Vanguard Inflation-Protected Sec Instl Fund	Mutual Fund	473,473
Baron Growth Fund	Mutual Fund	344,753
Artisan International Fund	Mutual Fund	203,371
Vanguard Target Retirement 2055 Fund	Mutual Fund	157,834
Vanguard Target Retirement 2060 Fund	Mutual Fund	88,238
Fidelity Low Priced Stock Fund	Mutual Fund	158,298
Goldman Sachs Small Cap Value Fund	Mutual Fund	305,711
Notes Receivable (Interest rates ranging from 4.25% to 7.34%, maturing through 12/31/2026)*	Notes Receivable	1,287,648
TOTAL ASSETS HELD (HELD AT END OF YEAR)		$48,763,671

*Represents a party-in-interest
**Cost information not required as all investments are participant directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 23, 2017	REGAL POWER TRANSMISSION SOLUTIONS 401(k) PLAN

		By:	REGAL POWER TRANSMISSION SOLUTIONS 401(k) PLAN RETIREMENT PLAN COMMITTEE

		By:	/s/ Charles A. Hinrichs
Charles A. Hinrichs Vice President, Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX
REGAL POWER TRANSMISSION SOLUTIONS 401(k) PLAN
FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2016

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm